March 11, 2020

Stephen J. Barnard
President and Chief Executive Officer
Mission Produce, Inc.
2500 E. Vineyard Avenue
Suite 300
Oxnard, CA 93036

       Re: Mission Produce, Inc.
           Draft Registration Statement on Form S-1
           Submitted February 13, 2020
           CIK No. 1802974

Dear Mr. Barnard:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted on February 13, 2020

General

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
2. Please provide the disclosure required by Item 505(a) of Regulation S-K regarding the determination of the offering price when this information is available. Stephen J. Barnard
FirstName  LastNameStephen J. Barnard
Mission Produce, Inc.
Comapany
March      NameMission Produce, Inc.
       11, 2020
March2 11, 2020 Page 2
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FirstName LastName
Risk Factors, page 16

3. Please describe here, or elsewhere in your filing as appropriate, any material impact that you believe the United States-Mexico-Canada Agreement will have on your business.
Use of Proceeds, page 32

4. We note your disclosure on page 7 that you have plans to open a new distribution and ripening center in Texas. To the extent you intend to use a portion of your proceeds to specifically fund this new center, please revise your Use of Proceeds section accordingly or advise why you are not required to do so.
Executive Officers and Directors, page 62

5. In the chart on page 62, please identify who currently serves as your chairman of the board. If you do not have a chairman of the board, please provide such details in your
         Board Leadership Structure section on page 64. Please refer to Item 407(h) of Regulation
         S-K.
6. Please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to
Item 401(e) of
         Regulation S-K.
2019 Bonuses, page 69

7. We note your disclosure that in 2019, Messrs. Barnard, Giles and Wileman were each eligible to receive an annual cash incentive bonus based on an operating income objective. Please revise to disclose the operating income objective(s), as well as the material terms that the board considers when determining if it should make a downward or upward adjustment to the bonus award.
Certain Relationships and Related Party Transactions, page 78

8. We note your disclosure that in October 2017 you sold a cold storage and packing facility to a group of limited liability companies whose ownership includes key management personnel of you for $7,000,000. Please identify the "key management personnel" to which you refer.
Choice of Forum, page 81

9. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including
any    derivative
         action.    Please disclose whether this provision applies to actions
arising under the
         Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange
         Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section
         22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all
 Stephen J. Barnard
FirstName  LastNameStephen J. Barnard
Mission Produce, Inc.
Comapany
March      NameMission Produce, Inc.
       11, 2020
March3 11, 2020 Page 3
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FirstName LastName
         suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the
         Securities Act or Exchange Act.
Underwriting, page 90

10. Please revise to identify each underwriter you have a material relationship with and state the nature of the relationship. Please refer to Item 508 of Regulation S-K.
Note to Consolidated Financial Statements
Note 4 . Acquisitions, page F-16

11. Please revise to provide additional disclosure about how you calculated the $62 million remeasurement gain on the step-up of the non-controlling pre-acquisition interest in Grupo
         Arato. Discuss whether the $240 million fair value attributed to Grupo Arato included any control or acquisition premium added to the value of the previously held interest. In that regard, we see that you use the same valuation in determining the fair value of consideration issued to acquire the 50% interest in Grupo Arato.
12. You recorded $76 million of goodwill as a result of the acquisition of the remaining 50%
         of Grupo Arato. Please tell us why no other intangible assets were recognized in accordance with ASC 805-20-25-10.
13.      You recognized issuance of 700,182 shares for $111.96 million (page
F-18) or
         approximately $15.99 per share at September 20, 2018. You determined the fair value of your common stock as of October 29, 2019 to be $239.28 per share (page F-29). Please explain to us what caused the per share fair value increase from $15.99 per share to
         $239.28 per share quantifying each change.
14. As disclosed in Note 4 you issued 700,182 shares of the Company's common stock on
         September 20, 2018. The Statement of Shareholders' Equity shows issuance of 703,627 shares. Tell us why you have aggregated other share issuances with the 700,182 shares on the Statement of Shareholders' Equity.
 Stephen J. Barnard
Mission Produce, Inc.
March 11, 2020
Page 4

        You may contact Kristin Lochhead at (202) 551-3664 or Lisa Vanjoske at
(202) 551-
3614 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Sandra Hunter Berkheimer at (202)
551-3758 with any other questions.



FirstName LastNameStephen J. Barnard                      Sincerely,
Comapany NameMission Produce, Inc.
                                                          Division of
Corporation Finance
March 11, 2020 Page 4                                     Office of Life
Sciences
FirstName LastName